SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            Ryanair Launches EUR1 Billion in State Aid Complaint

                               Against Air France

Ryanair, Europe's largest low fares airline, today (Thursday, 11th May 2006) announced that it had launched a complaint to the European Commission against Air France regarding approximately EUR1 billion in illegal state aid that Air France has received from the French Government over the past number of years. The French Government has maintained an airport charging system whereby landing and passenger charges for domestic routes are often up to 50% lower than on routes between France and other EU Member States. This is illegal under European law and the European Commission has sued other Governments for similar differentiated charging.

As a result of this unfair price advantage Air France has received almost a EUR1 billion in illegal state aid, which has furthered their dominance in the French market and has placed competitors like Ryanair at a serious competitive disadvantage. Ryanair have therefore called on the European Commission to require the French Government to regularise their charging system and to force Air France to repay this illegal state aid.

Announcing the complaint against Air France, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

        "Air France has a rampant monopoly in the French market and this dominance has been enhanced by the illegal airport charging system that has been maintained in France, despite rulings by the European Commission in other EU member states. These substantially lower charges on domestic French routes, on which Air France has an almost complete monopoly, have allowed them to make super profits on domestic routes and to cross subsidise their international routes, on which they compete with airlines like Ryanair. As a result, France is the only major EU country that does not have a significant low fares airline presence.

        "For far too long, the French Government have been protecting Air France from competition and this is the most blatant example. Ryanair are now asking the European Commission to take urgent action against the French Government and to force Air France to repay this illegal state aid in order to remove the distortion of competition in the French market".

Ends. Thursday, 11th May 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 May, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director